AgFeed Industries, Inc.
1095 Qing Lan Avenue
Economic and Technical Development Zone
Nan Chang City, Jiangxi Province
China 330013

October 24, 2007

VIA FACSIMILE AND EDGAR
Mr. H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	AgFeed Industries, Inc. Registration Statement on Form SB-2 File No. 333-144131
Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), AgFeed Industries, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 10:00 a.m., Eastern Time, on October 25, 2007, or as soon thereafter as possible.

We hereby acknowledge the following:

•	That should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

AgFeed Industries, Inc.

By: /s/ Xiong Junhong
Name: Xiong Junhong
Title: Chief Executive Officer